Filed by The Higashi-Nippon Bank, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated May 21, 2015

Fiscal Year 2014
Information Meeting

(Excerpt)

Thursday, May 21, 2015
The Higashi-Nippon Bank, Limited

10. Strategies to Increase Loans (2) Comparison
of Ratios of Loans by Customer Industry and Scale

Loans by Customer Industry (in Japan)
(as of March 31, 2015)

The Higashi-Nippon Bank, Limited

The Others 34.5%

Manufacturing 6.7%

Purchase and Sale of Real Property 7.5%

Wholesale and Retail 10.9%

Home Loans 14.8%

Loans  to Individuals for Homes for Rent 10.7%

Leasing of Real Property (excluding Loans to
Individuals for Homes for Rent)   14.6%

The Bank of Yokohama, Ltd.

The Others 23.8%

Manufacturing 8.9%

Trading of Real Property 6.3%

Wholesale and Retail 8.1%

Home Loans 31.6%

Loans to Individuals for Homes for Rent
(Apartment Loans) 14.5%

Leasing of Real Property 6.5%

Loans by Customer Scale (in Japan)
(as of March 31, 2015)

The Higashi-Nippon Bank, Limited

The Others 2.7%

Large and Medium-Sized Enterprises 12.2%

Personal 15.9%

Loans to Individuals for Homes for Rent
(of SMEs)  10.7%

SMEs   69.0%

The Bank of Yokohama, Ltd.

The Others 3.7%

Large and Medium-Sized Enterprises 15.3%

Personal 49.9%

Loans  to  Individuals  for Homes for Rent
(Apartment Loans) (of Personal) 14.5%

SMEs   30.9%

o  (Note)  Source: The charts for The Bank of Yokohama, Ltd.
("BOY")  were  prepared  by The Higashi-Nippon Bank, Limited based on figures from BOY's periodic filings and information meeting materials.

In contrast to The Higashi-Nippon Bank, Limited, which has a high  ratio of loans to SMEs, The Bank of Yokohama, Ltd. has a  high  ratio  of  personal  loans,  including  home loans.
Accordingly,   the   two  banks  expect  that  the  business
integration will result in greater diversification.

The Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd., or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd., or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the following contact information.

The Higashi-Nippon Bank, Limited Corporate Planning Department, Public Relations Office	Tel: 03-3273-4073

The Bank of Yokohama, Ltd. Corporate Planning Department, Public Relations Office	Tel: 045-225-1141